U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                             MCDONALD'S CORPORATION
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


(CtW Investment Group logo) CtW Investment Group @CtWInvGrp May 6
                            CtW IG Urges #McDonald's Shareholders to vote Against #SayonPay, #execpay, ow.ly/wxc7P #corpgov $MCD

[The letter cited in the link in this tweet is available at http:// www.sec.gov/Archives/edgar/data/63908/000137773914000023/mcdletter.txt]